                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*



                             ALAMOSA HOLDINGS, INC.
   --------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    011589108
   --------------------------------------------------------------------------
                                 (CUSIP Number)

            SOUTH PLAINS ADVANCED COMMUNICATIONS & ELECTRONICS, INC.
                       ATTN: SCOTTY HART, GENERAL MANAGER
                              2425 MARSHALL STREET
                              LUBBOCK, TEXAS 79415
                                 (806) 763-2301
                              (806) 763-2307 (FAX)
   --------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 4, 2001
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------                                        -----------------
CUSIP No. - 011589108                                        PAGE 2 OF 7 PAGES
---------------------                                        -----------------


--------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
 1   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       South Plains Advanced Communications & Electronics, Inc.
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)   [x]
 2                                                                    (b)   [ ]

--------------------------------------------------------------------------------
     SEC USE ONLY
 3

--------------------------------------------------------------------------------
     SOURCE OF FUNDS

 4     OO
--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [ ]
 5

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION

 6     Texas
--------------------------------------------------------------------------------
   NUMBER OF              7   SOLE VOTING POWER            0
   SHARES                ------------------------------------------------------
BENEFICIALLY              8   SHARED VOTING POWER                 8,694,732
  OWNED BY               ------------------------------------------------------
    EACH                  9   SOLE DISPOSITIVE POWER       0
  REPORTING              ------------------------------------------------------
   PERSON                10   SHARED DISPOSITIVE POWER            8,694,732
    WITH
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11          8,694,732
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

12
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13          9.5%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON

14          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                        -----------------
CUSIP No. - 011589108                                        PAGE 3 OF 7 PAGES
---------------------                                        -----------------



--------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
 1   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

        South Plains Telephone Cooperative, Inc.
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)   [x]
 2                                                                    (b)   [ ]

--------------------------------------------------------------------------------
     SEC USE ONLY
 3

--------------------------------------------------------------------------------
     SOURCE OF FUNDS

 4     OO
--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [ ]
 5

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION

 6     Texas
--------------------------------------------------------------------------------
   NUMBER OF              7   SOLE VOTING POWER            0
   SHARES                ------------------------------------------------------
BENEFICIALLY              8   SHARED VOTING POWER                 8,694,732
  OWNED BY               ------------------------------------------------------
    EACH                  9   SOLE DISPOSITIVE POWER       0
  REPORTING              ------------------------------------------------------
   PERSON                10   SHARED DISPOSITIVE POWER            8,694,732
    WITH
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11          8,694,732
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

12
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13          9.5%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON

14          CO
--------------------------------------------------------------------------------

                                                               -----------------
                                                               PAGE 4 OF 7 PAGES
                                                               -----------------

   This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") amends and restates in its entirety the Schedule 13D filed by South Plains Advanced Communications & Electronics, Inc. ("SPACE") and South Plains Telephone Cooperative ("South Plains," and together with SPACE, the "Reporting Persons") by furnishing the information set forth below. This Amendment No. 2 relates to the adoption of a trading plan pursuant to Rule 10b5-1(c) by SPACE, as described below under Item 4.

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock") of Alamosa Holdings, Inc., a Delaware corporation ("Alamosa"). The principal executive offices of Alamosa are located at 5225 S. Loop 289, Lubbock, Texas 79424.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is filed by the Reporting Persons. SPACE is a wholly-owned subsidiary of South Plains. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

     SPACE is a Texas corporation. The principal business activities of SPACE are to participate in deregulated telecommunications opportunities. South Plains is a Texas corporation. South Plains provides telephone and telecommunications services as a telephone cooperative. The principal business and office address of each of the Reporting Persons is 2425 Marshall Street, Lubbock, Texas 79415.

     The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Persons are set forth on Attachment A hereto. Such persons disclaim beneficial ownership of the shares of Common Stock held by the Reporting Persons.

     During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, has been (1) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                               -----------------
                                                               PAGE 5 OF 7 PAGES
                                                               -----------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 14, 2001 SPACE acquired 8,769,732 shares of Common Stock of Alamosa as a result of a merger of Alamosa PCS Holdings, Inc., a Delaware Corporation ("Old Alamosa"), with Alamosa. The Reporting Persons' shares of Old Alamosa common stock were exchanged for shares of Common Stock of Alamosa (the "Merger Shares") at the ratio of 1:1. As a result, the Reporting Persons hold the same number of shares in Alamosa as they held in Old Alamosa and prior to the merger.

ITEM 4. PURPOSE OF THE TRANSACTION

     As stated in Item 3 above, the Reporting Persons acquired the Merger Shares as a result of the merger.

     Depending on market conditions and other factors, the Reporting Persons and the persons listed in Attachment A may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons and the persons listed in Attachment A also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise. The Reporting Persons, and to the best of their knowledge the persons listed on Attachment A, have no plans or proposals which relate to or would result in any action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     On September 4, 2001, SPACE entered into a trading plan (the "Trading Plan") with a third-party broker (the "Broker") pursuant to the provisions of Rule 10b5-1(c) of the Securities Exchange Act of 1934. The Trading Plan complies with the requirements of Rule 10b5-1(c) and permits sales to be made through the Broker on or after October 4, 2001 in accordance with the terms of Rule 145 under the Securities Act of 1933 and the terms of the Trading Plan. The Trading Plan provides for sales of a portion of the Merger Shares held by SPACE upon the satisfaction of certain pricing and other conditions. SPACE has adopted the Trading Plan for diversification and liquidity purposes. Within the requirements of Rule 10b5-1(c), SPACE may modify the Trading Plan from time to time or terminate the Trading Plan at any time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The responses of each Reporting Person to Items 7 through 12 on the cover page of this statement relating to beneficial ownership as well as voting and dispositive power are incorporated herein by reference. The Reporting Persons beneficially own 8,769,732 shares or 9.5% of the outstanding Common Stock of Alamosa in the aggregate. The Reporting Persons indicating group status or shared voting power herein have done so by reason of their parent/subsidiary relationship only, and have no agreement, arrangement, or understanding with regard to shares of Common Stock.

                                                               -----------------
                                                               PAGE 6 OF 7 PAGES
                                                               -----------------

     The following transactions have occurred within the past 60 days with respect to shares of Common Stock of Alamosa held by the Reporting persons: (i) on October 4, 2001 SPACE sold 25,000 shares of Common Stock of Alamosa at a price of $15.00 per share and (ii) on October 11, 2001, SPACE sold 50,000 shares of Common Stock of Alamosa at a price of $17.24 per share. Both sales were made by brokers in open market transactions pursuant to the Trading Plan.

     Additional information is contained on Attachment A. Except as set forth on Attachment A hereto, to the best knowledge of the Reporting Persons no person identified on Attachment A beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth above, no Reporting Person nor, to the best knowledge of the Reporting Persons, any person identified on Attachment A is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of Alamosa.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit l    Joint Filing Agreement, dated as of February 14, 2001, entered into by and between South Plains Advanced Communications &
             Electronics, Inc. and South Plains Telephone Cooperative, Inc.

                                                               -----------------
                                                               PAGE 7 OF 7 PAGES
                                                               -----------------


                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 31, 2001


                                       SOUTH PLAINS ADVANCED
                                       COMMUNICATIONS & ELECTRONICS, INC.


                                       By:  /s/ Scotty Hart
                                            -----------------------------------
                                            Scotty Hart
                                            General Manager


                                       SOUTH PLAINS TELEPHONE COOPERATIVE, INC.


                                       By:  /s/ Scotty Hart
                                            -----------------------------------
                                            Scotty Hart
                                            General Manager

                                  ATTACHMENT A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
     SOUTH PLAINS ADVANCED COMMUNICATIONS & ELECTRONICS, INC. ("SPACE") AND
               SOUTH PLAINS TELEPHONE COOPERATIVE, INC. ("SPTC")



                         PRESENT BUSINESS      PRESENT PRINCIPAL     AMOUNT OF        DATE      PRICE PER    TYPE OF
NAME AND POSITION             ADDRESS              OCCUPATION      SECURITIES(1)    ACQUIRED      SHARE     TRANSACTION    PLEDGED
-----------------        ----------------      -----------------   -------------    --------    ---------   -----------    -------
Scotty Hart,             2425 Marshall St.        General Manager     1,300(2,3)      2-14-01      $17.00     (4)            No
General Manager          Lubbock, Texas 79415     of SPACE and
of SPACE and SPTC                                 South Plains

Gary Harrell,            HCO 1, Box 224           Irrigation and      4,000           2-14-01      $17.00     (4)            No
President of the Board   Plainview, Texas 79072   water system
of Directors and                                  consultant and
Director of SPACE and                             farmer
SPTC

Don Mimms,               3376 N. State Road,      Farmer              5,125           2-14-01      $17.00     (4)            No
Vice President of the    #303
Board of Directors and   Levelland, Texas 79336
Director of SPACE and
SPTC

Bill Sides,              Route 1, Box 210         Farmer              1,300           2-14-01      $17.00     (4)            No
Secretary and Director   Lubbock, Texas 79401
of SPACE and SPTC

Dan Houchin,             Route 1                  Farmer                  0           2-14-01      $17.00     (4)            No
Treasurer and Director   Plainview, Texas 79072
of SPACE
and SPTC

Lonnie Arthur,           RR 3, Box 170A           Farmer                900           2-14-01      $17.00     (4)            No
Director of SPACE and    Floydada, Texas 79235
SPTC

Kenneth Ehler            Route 6, Box 707W        Farmer              7,000           2-14-01      $17.00     (4)            No
Director of SPACE        Lubbock, Texas 79412
and SPTC

Mike Fillingim           RR 20, Box 370           Farmer              2,000           2-14-01      $17.00     (4)            Yes
Director of SPACE and    Lubbock, Texas 79423
SPTC

Bryan Patterson,         Route 1, Box 102         Farmer                650           2-14-01      $17.00     (4)            No
Director of SPACE and    Amherst, Texas 79312
SPTC

Steve Smith,             Route 6, Box 601         Farmer              2,000           2-14-01      $17.00     (4)            No
Director of SPACE and    Lubbock, Texas 79423
SPTC



1 Each of the share amounts listed below represents less than 0.1% of the outstanding shares of Common Stock. Each person listed below has the sole voting and dispositive power of the shares identified for such person.

2 Includes 1,000 shares held by Mr. Hart and 300 shares held by Lubbock HLH, Ltd., an entity controlled by Mr. Hart.

3 Mr. Hart also has the right to acquire 28,000 shares at a price of $17.00 and 5,714 shares at a price of $10.50 per share, respectively pursuant to options granted under Alamosa's stock option plan. Such options are exercisable immediately and expire on December 9, 2009 and February 27, 2011 respectively. The options to acquire 28,000 shares were received as a result of the merger of Old Alamosa and Alamosa in exchange for an employee stock option to acquire 28,000 shares of Old Alamosa for $17.00 per share.

4        Acquired as Merger Shares.

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
   l              Joint Filing Agreement, dated as of February 14, 2001, entered into by and between South Plains Advanced Communications &
                  Electronics, Inc. and South Plains Telephone Cooperative, Inc.